

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *17609*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Kuy Kendall & Schneider Inc*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___3405 22nd St.___   Suite 202_____

                              (No. and Street)

___Lubbock___   ___TX___   ___79410-1305___

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Miles Hornak___   ___(806) 793-2525___

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Lewis, Kaufman, Reid, Stukey, Gattis & Co., P.C.___

                         (Name – if individual, state last, first, middle name)

2308 W. 5th St.	Plainview	TX	79072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

KW
3/5/14

‖‖‖‖‖‖‖‖‖‖‖
14046458

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Miles Hornak_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Kuykendall & Schneider, Inc._____ , as
of ___December 31_____ , 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2013 and 2012

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS
December 31, 2013 and 2012

SECTION I

INDEPENDENT AUDITORS' REPORT



LKRSG
COMPANY

LEWIS, KAUFMAN, REID, STUKEY, GATTIS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Kuykendall & Schneider, Inc.
Board of Directors
3405 22ND St. Suite 202
Lubbock, Texas 79410

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc., as of December 31, 2013 and 2012, and the related statements of operations, change in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lewis, Kaufman, Reid, Stukey, Gattis & Co., P.C.
Lewis, Kaufman, Reid, Stukey, Gattis & Co., P.C.
Plainview, Texas
January 17, 2014



SECTION II

FINANCIAL STATEMENTS

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash in Bank	$ 63,602	36,213
Receivables:		
Broker or Dealer	55,569	69,985
Deposits and Other Assets, Net	21,801	22,298
TOTAL ASSETS	$140,972	127,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 71,140	58,508
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	6,700	6,700
Retained Earnings	63,132	62,288
	69,832	68,988
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$140,972	127,496

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUE		
Commissions	$842,389	786,712
Interest Income	99	124
	842,488	786,836
EXPENSES		
Employee Compensation	153,914	129,369
Commissions	556,515	531,387
Occupancy and Furniture Rental	21,392	21,392
Taxes - Other than Income	34,807	31,743
Other Operating Expense	75,016	73,945
	841,644	787,836
Net Income (Loss)	$ 844	(1,000)
Earnings per Share of Common Stock	$ 1.26	(1.49)

The accompanying notes are an integral part of
these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock	Retained Earnings
Balance, December 31, 2011	$ 6,700	63,288
Net Loss Year Ended December 31, 2012	-	(1,000)
Balance, December 31, 2012	$ 6,700	62,288
Net Loss Year Ended December 31, 2013	-	844
Balance, December 31, 2013	$ 6,700	63,132

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net Income (Loss)	$ 844	(1,000)
Change in Assets and Liabilities		
Receivables	13,416	(17,507)
Deposits and Other Assets	497	192
Liabilities	12,632	16,734
Net Increase (Decrease) in Cash	27,389	(1,581)
Cash and Cash Equivalents at Beginning of Year	36,213	37,794
Cash and Cash Equivalents at End of Year	$ 63,602	36,213

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2013 and 2012

NOTE 1: **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES**

Kuykendall & Schneider, Inc. (the Company) had a contract with Northeast Securities, Inc. to act as an intermediary for the Company. Northeast Securities, Inc. arranged for execution and settlement of orders for customers of the Company and RBC Dain Correspondent Services, a division of RBC Dain Rauscher cleared those transactions. Northeast Securities, Inc. provided services required by broker/dealers concerning securities trades and accounts. The contract with Northeast Securities Inc. ended and the Company entered into a contract with First Southwest Company on June 9, 2010 to provide clearing services and to maintain cash, margin, option or other accounts for the Company or customers of the Company.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2013 and 2012.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: **FEDERAL INCOME TAX**

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2013 and 2012

NOTE 2: **FEDERAL INCOME TAX** (Continued)

There are also no uncertain tax positions that must be disclosed in accordance with Financial Accounting Standards Board Interpretation No. 48.

NOTE 3: **COMMITMENT AND CONTINGENT LIABILITIES**

The Company started contributing to employee Health Savings Accounts in 2009. The Company contributed $2,400 and $2,400 toward employee Health Savings Accounts in 2013 and 2012, respectively.

NOTE 4: **RESTRICTIONS OF RETAINED EARNINGS**

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 5: **SUBSEQUENT EVENTS**

Subsequent events were evaluated through February 22, 2014, which is the date the financial statements were available to be issued. There were no events required to be disclosed.

SECTION III

SCHEDULE I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2013

Stockholders' Equity (Qualified)		$69,832
Non-allowable Assets		30,535
NET CAPITAL		39,297
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	4,743	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		34,297
Net Capital less 120% of Minimum Capital Requirement		$32,183

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2013, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3



LKRSG
COMPANY

LEWIS, KAUFMAN, REID, STUKEY, GATTIS & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Kuykendall & Schneider, Inc.
Board of Directors
3405 22nd St   Suite 202
Lubbock, Texas   79410

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2013 and 2012, and have issued our opinion dated January 17, 2014.   As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards.   Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets.   The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control.   In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors.   Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion.   Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements.   Further, projection of any evaluation of internal

 

2308 W 5TH STREET | PLAINVIEW, TX 79072 | P 806.293.4287 | F 806.293.7674 | CPAONTHEWEB.COM

control to future periods is subject to the risk that the procedures
may become inadequate because of changes in conditions, and that the
degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control
(including the accounting system procedures for safeguarding
securities and the practice and the procedures employed quarterly in
accounting for securities and resolving securities differences as
required by Rule 17a-13) for the years ended December 31, 2013 and
2012, which was made for the purpose set forth in the first paragraph
above, would not necessarily disclose all weaknesses in the system.
Our study and evaluation disclosed no conditions that we believe to
be material inadequacies as defined in paragraph (g)(3) of Rule 17a-
5.

We wish to thank your staff for the courtesy and cooperation extended
our representative during the course of the audit.

Lewis, Kaufman, Reid, Stukey, Gattis & Co., P.C.
Plainview, Texas
January 17, 2014

SECTION V

INDEPENDENT ACCOUNTANTS' REPORT

SIPC ASSESSMENT



LKRSG
COMPANY

LEWIS, KAUFMAN, REID, STUKEY, GATTIS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Kuykendall & Schneider, Inc.
Board of Directors
3405 – 22nd St. Ste 202
Lubbock, TX 79410

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Kuykendall & Schneider, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Kuykendall & Schneider, Inc.'s management is responsible for the Kuykendall & Schneider, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in client bank statement noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by Kuykendall & Schneider, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences.

 

2308 W 5TH STREET | PLAINVIEW, TX 79072 | P 806.293.4287 | F 806.293.7674 | CPAONTHEWEB.COM

Kuykendall & Schneider, Inc.
Page 2

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lewis, Kaufman, Reid, Stukey, Gattis & Co., P.C.
Lewis, Kaufman, Reid, Stukey, Gattis & Co., PC
Plainview, Texas
January 17, 2014



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)



SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
017609   FINRA   DEC
KUYKENDALL & SCHNEIDER INC     17*17
3405 22ND ST STE 202
LUBBOCK TX 79410-1348
```

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Hornak   (806) 793-2525

2. A. General assessment payment for the first half of the fiscal year
(item 2e from page 2) $21.56

    1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ...... (28.17)

    2. Assessment balance due .... (6.61)

  B. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0.00

  C. Total assessment and interest due .... $(6.61) overpayment

  D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) .... $ 0.00 / ($6.61) overpayment — see above

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __22__ day of __July__, 20 _13_.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 6/30/2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ **402,495**

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

393,873

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960) $_____

Enter the greater of line (i) or (ii)

Total deductions

393,873

2d. SIPC Net Operating Revenues

$ **8,622**

2e. General Assessment @ .0025

$ **21.56**
(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC   17*17
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Hornak 806-793-2525

2. A. General Assessment (item 2e from page 2) **$ 50.48**

   B. Less payment made with SIPC-6 filed (**exclude interest**) (_____)

   _____ Date Paid

   C. Less prior overpayment applied (**28.17**)

   D. Assessment balance due or (overpayment) **22.31**

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ **22.31**

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ **22.31**

   H. Overpayment carried forward $(**0.00**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _17th_ day of _January_ , 20_14_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.   **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 842,489

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

           Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.   822,297

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
           Code 4075 plus line 2b(4) above) but not in excess
           of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   822,297

2d. SIPC Net Operating Revenues $ 20,192

2e. General Assessment @ .0025 $ 50.48

(to page 1, line 2.A.)

2